Exhibit 99.1

Announcement to the Market

Disclosure of results for the fourth quarter of 2016 and from January to December of
2016, according to International Financial Reporting Standards - IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the fourth quarter and from January to December of 2016 are available at our website: www.itau.com.br/investor-relations

Comparison between BRGAAP[1] and IFRS						R$ million
		Adjustments and			Adjustments and
Balance Sheet	BRGAAP	Reclassifications [2]	IFRS	BRGAAP	Reclassifications [2]	IFRS
		Dec/31/2016			Dec/31/2015
Total Assets	1,425,638	(72,397)	1,353,241	1,359,172	(82,758)	1,276,415
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives [3]	767,222	(16,395)	750,827	704,487	(14,520)	689,967
Loan Operations	491,225	(859)	490,366	473,829	419	474,248
(-) Allowance for Loan Losses [4]	(37,431)	10,459	(26,972)	(34,078)	7,234	(26,844)
Other Financial Assets [5]	106,458	(52,541)	53,917	122,637	(69,132)	53,506
Tax Assets [6]	61,210	(16,936)	44,274	61,707	(9,557)	52,149
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	36,954	3,875	40,829	30,590	2,798	33,389

Current Liabilities and Long Term Liabilities	1,298,423	(79,997)	1,218,427	1,250,955	(88,600)	1,162,356
Deposits	329,414	-	329,414	292,610	-	292,610
Deposits Received Under Securities Repurchase Agreements [3]	366,038	(16,874)	349,164	350,954	(14,311)	336,643
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	257,167	(228)	256,939	282,575	(288)	282,287
Other Financial Liabilities [5]	123,604	(51,772)	71,832	137,212	(68,498)	68,715
Reserves for Insurance, Private Pension and Capitalization	156,656	567	157,223	132,053	295	132,349
Provisions and Other Liabilities	47,874	145	48,019	44,943	(161)	44,781
Tax Liabilities [6]	17,670	(11,834)	5,836	10,608	(5,637)	4,971

Total Stockholders' Equity	127,215	7,599	134,814	108,217	5,842	114,059
Non-controlling interests	11,625	607	12,232	1,755	52	1,807
Controlling Stockholders' Equity [7]	115,590	6,992	122,582	106,462	5,790	112,252

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as net effect of Assets and Liabilities;
[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
[7]	Conciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation						R$ million
Adjustments	Equity	Result
	Dec/31/16	4thQ/16	3rdQ/16	4thQ/15	jan-dec/16	jan-dec/15
BRGAAP - Values Attributable to Controlling Stockholders	115,590	5,543	5,394	5,698	21,639	23,360
(a) Allowance for Loan Losses	5,474	240	24	(730)	1,325	1,645
(b) Adjustment to market value of shares and quotas	164	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itau Unibanco Participagoes S.A.	459	(4)	(4)	(4)	(15)	(15)
(d) Effective interest rate	(77)	(5)	5	10	20	37
(e) Financial Leasing Operation	717	2	37	72	125	592
(f) Other adjustments	255	218	105	(26)	171	121
IFRS - Values Attributable to Controlling Stockholders	122,582	5,994	5,561	5,020	23,263	25,740
IFRS - Values Attributable to Minority Stockholders	12,232	(52)	61	121	319	416
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	134,814	5,942	5,622	5,141	23,582	26,156
Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8 .

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itau Unibanco Participates S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17) the financial leasing operations are recorded as Fixed Assets on the other hand of Other Financial Liabilities. On BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

[8]	For more details see our Complete Financial Statements for the period from january to december of 2016.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

												R$ million
Recurring Result	4th Q/16			3rdQ/16			jan-dec/16			jan-dec/15
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	5,543	5,994	451	5,394	5,561	167	21,639	23,263	1,624	23,360	25,740	2,380
Exclusion of the Non-Recurring Events	275	111	(164)	200	80	(120)	583	251	(332)	472	(2,848)	(3,319)
Increase of the Social Contribution Rate	-	-	-	-	-	-	-	-	-	(3,988)	(3,921)	67
Complementary provision for loan losses [1]	-	-	-	-	-	-	-	-	-	2,793	-	(2,793)
Provision for Contingencies	88	88	-	80	80	-	231	231	-	696	696	-
Civil Lawsuits - Economic Plans	88	88	-	80	80	-	224	224	-	136	136	-
Tax and Social Security	-	-	-	-	-	-	6	6	-	560	560	-
Changing the accounting treatment of financial leasing	-	-	-	-	-	-	-	-	-	520	-	(520)
Pension Fund	(130)	(130)	-	-	-	-	(130)	(130)	-	130	130	-
Goodwill Amortization	133	-	(133)	120	-	(120)	441	-	(441)	162	37	(125)
Tax rate increase - Porto Seguro S.A	-	-	-	-	-	-	-	-	-	(17)	(17)	-
Impairment	172	172	-	-	-	-	181	181	-	50	50	-
Program for the Settlement or Installment Payment of Taxes	(1)	(1)	-	-	-	-	(14)	(14)	-	(37)	(37)	-
Others	13	(18)	(31)	-	-	-	(127)	(18)	109	163	214	52
Recurring Result - Attributable to Controlling Stockholders	5,817	6,105	288	5,595	5,641	46	22,222	23,514	1,292	23,832	22,892	(939)

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, February 7, 2017.

Marcelo Kopel

Investor Relations Officer

Itaú Unibanco Holding S.A.